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                                                                    Exhibit 23.6

We hereby consent to the use of our name and the description of our opinion letter, dated January 27, 2000, under the caption "Fairness Opinion" in, and the inclusion of such opinion letter as Appendix B to, in the Joint Proxy Statement/Prospectus ("Joint Proxy") for the merger of Brassie Corporation, a wholly owned subsidiary of Leapnet, Inc. with and into SPR, Inc. In addition we hereby consent to the incorporation by reference of information relating to us into such Summary of the Joint Proxy. In giving this consent, I do not admit that I am within the category of persons whose consent is required by Section 7 of the Securities Act of 1933.


                                        LEGG MASON WOOD WALKER, INCORPORATED


                                        /s/ Legg Mason Wood Walker